                                                                       EXHIBIT 2

                          GLOBAL-TECH APPLIANCES INC.


    Quarterly Report for the Three and Six Months ended September 30, 2001




--------------------------------------------------------------------------------
Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timing and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F.
--------------------------------------------------------------------------------

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)

                                                                      September 30,   March 31,
                                                                          2001          2001
                                                                      -------------------------
                                                                      (unaudited)     (audited)
                                                                            (in thousands)
                                     ASSETS
Current assets:
       Cash and cash equivalents                                      $   47,446    $   28,489
       Short-term investments                                              9,650        31,221
       Interests in joint venture                                          5,798             -
       Accounts receivable, net                                           10,208         9,390
       Deposits, prepayments and other assets                              2,952         9,160
       Inventories, net                                                   14,056        14,898
                                                                      -------------------------
             Total current assets                                         90,110        93,158

 Loan to a director                                                          384           384
 Property, plant and equipment                                            38,428        38,493
 Goodwill (Note)                                                           4,845             -
 Intangible assets                                                         1,818            13
                                                                      -------------------------
             Total assets                                             $  135,585    $  132,048
                                                                      =========================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Short-term bank borrowings                                     $       81    $        -
       Current portion of long-term bank loans                             1,235         1,139
       Accounts payable                                                    9,389        14,007
       Advance payments from customers                                        74           184
       Accrued expenses                                                    5,668         3,737
       Income tax provision                                                3,315         3,014
                                                                      -------------------------
             Total current liabilities                                    19,762        22,081
 Long-term bank loans                                                        330           908
 Minority Interests                                                        1,313             -
                                                                      -------------------------
             Total liabilities                                            21,405        22,989
                                                                      -------------------------

 Shareholders' equity:
       Common stock, par value $0.01; 50,000,000 shares
          authorized; 12,830,000  shares issued as of
          September 30, 2001 and March 31, 2001                              128           128
       Additional paid-in capital                                         81,662        81,662
       Retained earnings                                                  36,940        32,456
       Accumulated other comprehensive deficit                                74          (550)
                                                                      -------------------------
                                                                         118,804       113,696
       Less:  Treasury Stock, at cost                                     (4,624)       (4,637)
                                                                      -------------------------
             Total shareholders' equity                                  114,180       109,059
                                                                      -------------------------
             Total liabilities and shareholders' equity               $  135,585    $  132,048
                                                                      =========================

Note: The amount represented the excess of cost over fair value of net assets acquired of Global Lite Array (BVI) Limited ("Lite Array") on May 31, 2001. On that day, Global-Tech Appliances Inc. entered into an agreement to acquire 76.75% of the outstanding shares of Lite Array. Total consideration for 76.75% of the outstanding shares of Lite Array was approximately $9.8 million. Management has assessed the fair value of the purchase consideration of approximately $9.8 million and the fair value of the net assets acquired and liabilities assumed of Lite Array based on their best estimates at the acquisition date. The fair value of the 76.75% of the net assets acquired is approximately $4.9 million. Since the formal appraisal process of the net assets acquired and liabilities assumed of Lite Array has not yet been completed as at September 30, 2001, the allocation of purchase consideration and the excess of cost over fair value of net assets acquired are subject to change upon the finalization of the appraisals.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                 (Amounts expressed in United States dollars)

                                                    Three Months Ended        Six Months Ended
                                                       September 30,            September 30,
                                                  ---------------------- -------------------------
                                                     2001        2000        2001          2000
                                                  ---------------------- -------------------------
                                                 (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                                     (in thousands, except for per share data)
 Net Sales                                        $ 24,812    $  32,414     $  48,090    $  55,126

 Cost of goods sold                                (18,496)     (25,065)      (36,731)     (42,952)
                                                  ---------------------    -----------------------

 Gross profit                                        6,316        7,349        11,359       12,174

 Selling, general and administrative expenses       (4,355)      (3,869)       (7,985)      (7,817)

 Share of losses in joint venture                     (147)           -          (201)           -
                                                  ---------------------     ----------------------

 Operating income                                    1,814        3,480         3,173        4,357

 Other income, net                                     617          776         1,436        1,734
                                                  ---------------------     ----------------------

 Income before income taxes                          2,431        4,256         4,609        6,091

 Provision for income taxes                           (193)        (255)         (304)        (321)
                                                  ---------------------     ----------------------

 Income before minority interests                    2,238        4,001         4,305        5,770

 Minority interests                                    181            -           186            -
                                                  ---------------------     ----------------------

 Net income                                       $  2,419    $   4,001     $   4,491    $   5,770
                                                  =====================     ======================

 Net income per share                             $   0.20    $    0.33     $    0.37    $    0.48
                                                  =====================     ======================

 Weighted average number of shares outstanding      12,138       12,133        12,138       12,133
                                                  =====================     ======================

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                 (Amounts expressed in United States dollars)

                                                                                          Six months ended
                                                                                            September 30,
                                                                                      ------------------------
                                                                                         2001           2000
                                                                                      ------------------------
                                                                                      (unaudited)   (unaudited)
                                                                                             (in thousands)
Cash flows from operating activities:
     Income before minority interest                                                  $   4,305     $    5,770
      Adjustments to reconcile net income before minority interest to net cash provided by operating activities:
        Depreciation and amortization                                                     2,323          2,037
        Gain on disposal of short-term investment                                           (48)             -
        Increase in accounts receivable, net                                               (805)        (6,266)
        Increase in deposits, prepayments and other assets                                 (413)        (5,690)
        Decrease (Increase) in inventories                                                  855         (4,779)
        Increase in intangible assets                                                      (800)             -
        (Decrease) increase in accounts payable                                          (5,617)         7,188
        (Decrease) increase in advance payments from customers                             (110)           100
        Increase in accrued expenses                                                        206            469
        Increase in income tax provision                                                    301            321

                                                                                      ---------     ----------
             Net cash provided by (used in) operating activities                            197           (850)
                                                                                      ---------     ----------

Cash flows from investing activities:

        Purchase of short term investments                                               (7,161)        (2,039)
        Proceed from disposal of short-term investments                                  29,404              -
        Increase in interests in joint venture                                             (699)             -
        Purchase of property, plant and equipment                                        (1,507)        (4,869)
        Decrease in construction-in-progress                                                  -          2,577
        Net cash outflow in respect of the acquisition of a subsidiary                       (1)             -

                                                                                      ---------     ----------
             Net cash provided by (used in)  investing activities                        20,036         (4,331)
                                                                                      ---------     ----------

Cash flows from financing activities:

        Issuance of treasury stock to employees                                               6             60
        Repayment in short-term bank borrowings                                            (800)            (2)
        Repayment of long-term bank loans                                                  (482)          (580)
        Dividend paid                                                                         -        (16,383)

                                                                                      ---------     ----------
             Net cash used in financing activities                                       (1,276)       (16,905)
                                                                                      ---------     ----------

Net increase (decrease) in cash and cash equivalents                                     18,957        (22,086)
Cash and cash equivalents at beginning of year                                           28,489         53,647

                                                                                      ---------     ----------
Cash and cash equivalents at end of period                                            $  47,446     $   31,561
                                                                                      =========     ===========

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

     (Amounts expressed in United States dollars unless otherwise stated)


Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of September 30, 2001 and for the six-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2001. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of September 30, 2001 and its results of operations and cash flows for the six months ended September 30, 2001. The results of operations for the six months ended September 30, 2001 should not be considered indicative of the results expected for the year ending March 31, 2002.

Global-Tech, formerly known as Wing Shing International Limited, is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

As of November 30, 2001, the Company had repurchased an aggregate of 689,147 common shares held as treasury stock in connection with stock repurchase plans authorized by its Board of Directors.

As of November 30, 2001, the Company had issued an aggregate of 50,753 common shares in connection with stock grants under an employee stock purchase plan authorized by its Board of Directors.

Note 2  --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of September 30, 2001 were as follows:

                                                                                            Percentage of
                                                                   Place of                 Equity
         Name of Subsidiary                                        Incorporation            Interest Held
         -----------------------------------------------------     ----------------------   ----------------
         Pentalpha Enterprises Limited                              Hong Kong               100.0%

         Pentalpha Hong Kong Limited                                Hong Kong               100.0%

         Kwong Lee Shun Trading Company Limited                     Hong Kong               100.0%

         Dongguan Wing Shing Electrical Products                    China                   100.0%
           Factory Company Limited

         Wing Shing Products (BVI) Company Limited                  British Virgin          100.0%
                                                                      Islands

         Wing Shing Overseas Limited                                British Virgin          100.0%
                                                                      Islands

         Global-Tech USA, Inc.                                      United States of        100.0%
                                                                      America

         Global Lite Array (BVI) Ltd.                               British Virgin           76.8%
                                                                      Islands


Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

                          GLOBAL-TECH APPLIANCES INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                   FOR THE QUARTER ENDED SEPTEMBER 30, 2001

General

     We design and manufacture a wide range of small household appliances. Our products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

     . kitchen appliances, such as coffeemakers, breadmakers and deep fryers;
     . garment care products, such as steam irons;
     . travel products and accessories, such as travel irons; and . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

     We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. We made this shift by forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 67.5% and 53.9% of our net sales during the three months ended September 30, 2000 and September 30, 2001, respectively, and 66.5% and 51.6% of our net sales during the six months ended September 30, 2000 and September 30, 2001, respectively, with the remaining sales generated by our contract manufacturing activities. Sales of ODM products have decreased as a percentage of net sales. This trend is expected to continue in the near term because of an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We continue to promote sales of floor care products as a means of offsetting decreased sales of our other products, and we believe that the continued transformation of our product lines from commodity-type small household appliances to product lines that more fully utilize our technological and processing capabilities will ultimately result in an overall increase in net sales of products with higher profit margins. To this end, we acquired the flat-panel displays business of Global Lite Array (BVI) Ltd. to diversify into a product category with higher profit margins. While this new business has only recently commenced production of flat-panel displays during the quarter, we believe that it will generate material sales volume and ultimately profit in the near term.

     Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency.
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refer to the first six months of our fiscal year ended on September 30; for example, 2002 interim period refers to the six month period ended September 30, 2001. References to a quarterly period refer to our fiscal quarter ended on September 30; for example, 2002 quarterly period refers to the fiscal quarter ended September 30, 2001.

Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                        Three Months Ended       Six Months Ended
                                                           September 30,          September 30,
                                                      -------------------     --------------------
                                                        2001        2000         2001        2000
                                                      --------    -------     -------     --------
Net sales.....................................           100.0%     100.0%      100.0%       100.0%
Cost of goods sold............................            74.5       77.3        76.4         77.9
                                                      --------    -------     -------     --------
Gross profit..................................            25.5       22.7        23.6         22.1
Selling, general and administrative expenses..            17.6       11.9        16.6         14.2
Share of losses in joint venture..............             0.6         --         0.4           --
                                                      --------    -------     -------     --------
Operating income..............................             7.3       10.8         6.6          7.9
Other income, net.............................             2.5        2.4         3.0          3.1
                                                      --------    -------     -------     --------
Income before income taxes....................             9.8       13.2         9.6         11.0
Provision for income taxes....................             0.8        0.8         0.6          0.6
                                                      --------    -------     -------     --------
Income before minority interests..............             9.0         --         9.0           --
Minority interests............................             0.7         --         0.4           --
                                                      --------    -------     -------     --------
Net income....................................             9.7%      12.4%        9.4%        10.4%
                                                      ========    =======     =======     ========

Six Months ended September 30, 2001 Compared with Six Months ended September 30, 2000

     Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2002 interim period were $48.1 million as compared to $55.1 million in the 2001 interim period. The decrease in net sales for the interim period is primarily attributable to the loss of sales from one of our major customers, Moulinex S.A., which recently sought protection from its creditors with the Naterre Commercial Court in France. Moulinex represented 14.4% of the net sales for the 2001 interim period as compared to 4.2% for 2002 interim period. In addition, sales to other major customers, such as Black & Decker and Sunbeam, also decreased. We are in the process of introducing new products to Black & Decker, and, as a result, we expect sales to Black & Decker to increase in the future. Due to the financial difficulties of Sunbeam, we anticipate that sales to Sunbeam will continue to decrease in the future. The decrease in sales to these customers was partially offset by the increase of sales of floor care products. Due to the terrorist attack on the United States and the current economic recession being experienced by the United States, which was confirmed by a statement by the National Bureau of Economic Research released on November 25, 2001, we anticipate a decrease in net sales in the third and fourth quarters of fiscal 2002.

     Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. While we exited the personal, beauty and health care product category at the end of fiscal 2001, we continued to sell some of these products to Helen of Troy Limited as an accommodation in the 2002 interim period. Sales in each product category for the 2002 interim period as compared to the 2001 interim period were as follows:

     . sales of kitchen appliances decreased to $22.2 million, or 46.3% of net sales, from $30.3 million, or 55.4% of net sales;

     . sales of personal, beauty and health care products decreased to $1.6 million, or 3.4% of net sales, from $2.5 million, or 4.6% of net sales;

     . sales of garment care products decreased to $5.1 million, or 10.6% of net sales, as compared to $7.7 million, or 14.0% of net sales;

     . sales of travel products decreased to $669,000, or 1.4% of net sales, from $2.2 million, or 4.1% of net sales;

     . sales of floor care products increased to $17.8 million, or 37.0% of net sales, from $11.2 million, or 20.5% of net sales; and

     . sales of environmental care products increased to $109,000, or 0.2% of net sales, from $65,000, or 0.1% of net sales.

     As described above, Moulinex S.A. recently announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. Moulinex represented approximately 14.4% of our net sales in fiscal 2001. The decrease in sales to Moulinex, as well as the decrease in sales to Black & Decker, may exacerbate the negative impact on net sales we had anticipated in the third and fourth quarters due to forecasted softness in the global economy generally, and in Europe particularly. We believe that the expansion and diversification of our floor care product line and the introduction of new products, such as juicers and deep fryers, will help replace any decrease in sales to Moulinex in the future as a result of its financial difficulties.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2002 interim period was $11.4 million, or 23.6% of net sales, as compared to $12.2 million, or 22.1% of net sales, in the 2001 interim period. Gross profit as a percentage of net sales increased in the 2002 interim period due in part to the decrease in net sales over the comparable periods and also due to a decrease in wages for direct and indirect labor and in the cost of consumable goods, which were partially offset by higher depreciation charges. The decrease in wages for direct and indirect labor is primarily due to reductions in our workforce in response to decreased purchase orders from our customers. The decreased consumable goods expense is also attributable to reduced production. We have tightened control of these expenses in order to remain profitable and we expect to implement significant cutbacks and cost control measures if the negative impact of the global economic slowdown persists. We anticipate that depreciation charges will remain relatively constant in the near term, unless a major project requires significant capital investment. We do not anticipate undertaking any major projects in the near future.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative ("SG&A") expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. SG&A expenses in the 2002 interim period increased to $7.9 million, or 16.6% of net sales, from $7.8 million, or 14.2% of net sales, in the 2001 interim period. The increase in SG&A expenses during the 2002 interim period was primarily due to the inclusion of approximately $600,000 in SG&A expenses from the newly acquired Global Lite Array (BVI) Ltd. The increase in SG&A expenses also can be attributed to increased salaries and wages and traveling and office rental expenses related to absorbing Global Lite Array. We had previously deployed a team of professional staff to improve Global Lite Array's operating efficiencies, and we anticipate that SG&A expenses related to Global Lite Array's operations will begin to decrease during the remainder of fiscal 2002 as a result.

     The primary components of our design and development expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2002 interim period were $850,000 compared to $970,000 in the 2001 interim period. The decrease in design and development expenses was due to decreased salaries for engineers and designers as a result of natural attrition of staff and decreased product safety testing expenses.

     Share of losses in joint venture. One of our principal subsidiaries, Global Lite Array (BVI) Ltd., has a 50% equity interest in Jiangmen Lite Array
(USA) Electronic Company Limited. Jiangmen Lite Array's principal business activity is the development, manufacturing and sale of electroluminesecent flat panel displays. Since inception, Jiangmen Lite Array has been engaged primarily in research and development, market development and raising capital. Since Jiangmen Lite Array continued to remain in a development stage during the 2002 interim period, we absorbed $201,000 of its operating losses.

     Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $146,000 in the 2002 interim period as compared to $131,000 in the 2001 interim period. The increase in interest expense was due to our absorbing additional expenses incurred by the newly acquired Global Lite Array
(BVI) Ltd. Interest expense during the 2002 interim period included approximately $93,000 from us and $53,000 from Global Lite Array. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was $1.4 million in the 2002 interim period as compared to $1.7 million in the 2001 interim period. The decrease in other income, net was primarily attributable to a decrease in interest income during the 2002 interim period, as we invested less of the remaining cash on hand from the net proceeds of our initial public offering and cash generated from operating activities after acquiring a majority interest in Global Lite Array.

     Income tax. We had taxable income in Hong Kong in the 2002 and 2001 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $304,000 and $131,000 in the 2002 and 2001 interim periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During the 2002 interim period, we acquired a controlling interest of Global Lite Array (BVI) Ltd., a flat-panel display business. Our 2002 interim period results included $186,000 of income from Global Lite Array's operations during that period.

     Net income. Net income for the 2002 interim period was $4.5 million, or $0.37 per share, as compared to $5.8 million, or $0.48 per share, for the 2001 interim period. The decrease in net income was primarily attributable to the decrease in net sales over the 2002 interim period due to the loss of sales to Moulinex and other customers, as well as an increase in certain SG&A expenses from the newly acquired Global Lite Array (BVI) Ltd.

Three Months ended September 30, 2001 Compared with Three Months ended September 30, 2000

     Net sales. Net sales for the 2002 quarterly period decreased approximately 23.5% to $24.8 million from $32.4 million in the 2001 quarterly period. The decrease in net sales was primarily attributable to the decrease in sales to Moulinex and other customers, which were only partially offset by the increase sales of floor care products.

     Sales in each product category for the 2002 quarterly period, including the personal, beauty and healthcare product category that we exited at the end of fiscal 2001, as compared to the 2001 quarterly period were as follows:

     . sales of kitchen appliances decreased to $11.8 million, or 47.6% of net sales, from $18.5 million, or 57.5% of net sales;

     . sales of personal, beauty and health care products decreased to $971,000, or 3.9% of net sales, from $1.4 million, or 4.2% of net sales;

     . sales of garment care products decreased to $2.4 million, or 9.7% of net sales, as compared to $3.2 million, or 10.0% of net sales;

     . sales of travel products decreased to $317,000, or 1.3% of net sales, from $1.2 million, or 3.9% of net sales;

     . sales of floor care products increased to $9.1 million, or 36.6% of net sales, from $7.6 million, or 23.5% of net sales; and

     . sales of environmental care products decreased to approximately $9,800, or 0.05% of net sales, from $25,000, or 0.1% of net sales.

     Gross profit. Gross profit in the 2002 quarterly period was $6.3 million, or 25.5% of net sales, as compared to $7.3 million, or 22.7% of net sales, in the 2001 quarterly period. Gross profit in the 2002 quarterly period decreased primarily due to the decrease in net sales of approximately $8.0 million between periods. Gross profit as a percentage of net sales increased in the 2002 quarterly period due in part to the decrease in net sales between comparable periods and also due to a decrease in certain manufacturing expenses, particularly in direct and indirect labor, fuel costs and consumable expenses. The decrease in wages for direct and indirect labor is primarily due to reductions in our workforce in response to decreased purchase orders from our customers. The decreased consumable goods expense is also attributable to reduced production. We have tightened control of these expenses in order to remain profitable and we expect to implement significant cutbacks and cost control measures if the negative impact of the global economic slowdown persists.

     Selling, general and administrative expenses. SG&A expenses in the 2002 quarterly period were $4.4 million, or 17.6% of net sales, as compared to $3.9 million, or 11.9% of net sales, in the 2001 quarterly period. The $4.4 million in SG&A expenses in the 2002 quarterly period included approximately $3.8 million for us and $582,000 from Global Lite Array (BVI) Ltd. In the 2002 quarterly period, the increase in SG&A expenses as a percentage of net sales was primarily due to increased salaries and wages and traveling and office rental as a result of our absorbing the operations of Global Lite Array. We do not anticipate that increased SG&A expenses attributable to Global Lite Array will continue to have significant impact on us in the long term.

     Design and development expenses in the 2002 quarterly period were $415,000 as compared to $503,000 in the 2001 quarterly period. The decrease in design and development expenses was due to decreased sample design fees, product safety testing charges and salaries and wages paid to our design and engineering staff.

     Share of losses in joint venture. One of our principal subsidiaries, Global Lite Array (BVI) Ltd., has a 50% equity interest in Jiangmen Lite Array
(USA) Electronic Company Limited. Jiangmen Lite Array's principal business activity is the development, manufacturing and selling of electroluminesecent

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flat panel displays.  Since inception, Jiangmen Lite Array has been engaged primarily in research and development, market development and raising capital. Since the Jiangmen Lite Array continued to remain in a development stage during the 2002 interim period, we absorbed $147,000 of its operating losses.

     Interest expense and other income, net. Interest expense was $77,543 in the 2002 quarterly period as compared to $70,000 in the 2001 quarterly period. The increase in interest expense was due to the inclusion of approximately $53,333 in interest expense incurred by Global Lite Array (BVI) Ltd. during the 2002 quarterly period. Other income, net was $617,000 in the 2002 quarterly period as compared to $776,000 in the 2001 quarterly period. The decrease in other income, net was primarily attributable to a decrease of interest income in the 2002 interim period, as we invested less of the net proceeds from our initial public offering and cash generated from operating activities after acquiring a majority interest in Global Lite Array.

     Income tax. We had taxable income in Hong Kong in the 2002 and 2001 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $193,000 and $225,000 in the 2002 and 2001 quarterly periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During 2002 quarterly period, we absorbed approximately $181,000 in losses from the operations of Global Lite Array (BVI) Ltd. during that period.

     Net income. Net income for the 2002 quarterly period was $2.4 million as compared to $4.0 million for the 2001 quarterly period. The decrease in net income was primarily due to the decrease in net sales to Moulinex and other customers and the consolidation of the financial results of Global Lite Array
(BVI) Ltd.

Liquidity and Capital Resources

     Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2002 interim period was approximately $197,000 and net cash used in operating activities during the 2001 interim period was approximately $850,000. This increase was primarily due to an increase in accounts receivable, prepayments and deposits and a decrease in inventory, which was partially offset by a decrease in accounts payable. Accounts receivable increased primarily due to longer credit terms granted to a major customer. Prepayments and deposits increased due to our initial deposit being made in the acquisition of Global Lite Array (BVI) Ltd., which was later consolidated with us on May 31, 2001. Inventory decreased due to us carrying less finished goods, as we anticipated slow demand from our customers due to the slowing global economy. The decrease of accounts payable was due to repayments to our suppliers in the usual course of business.

     At September 30, 2001, accounts receivable were $10.2 million as compared to $13.4 million at September 30, 2000. Receivables at September 30, 2001 represented 38.8 days of sales as compared to 44.6 days of sales at September 30, 2000. The lower accounts receivable balance at September 30, 2001 was attributable to the decrease in the amount of sales that occurred in September 2001 as compared to September 2000.

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     At September 30, 2001, inventories were $14.1 million compared to $22.9 million at September 30, 2000. Our inventories consist primarily of raw materials needed for future production. The decrease in inventories was primarily attributable to the decreased stock of finished goods. We are carrying lower stocks of finished goods due to an anticipated decrease in demand for our products due to the slowing global economy.

     On May 31, 2001, we entered into an agreement to acquire 76.8% of the outstanding shares of Global Lite Array (BVI) Ltd., which is the parent company of Lite Array, Inc. Lite Array is a California based company involved extensively in the research, development and pre-production of inorganic and organic solid flat-panel displays. Lite Array operates a joint venture manufacturing plant in Jiangmen, China. The transaction closed on June 28, 2001. Total consideration for our investment in Global Lite Array (BVI) Ltd. was approximately $9.8 million.

     Our outstanding capital commitments of approximately $1.3 million at September 30, 2001 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. We have completed expansion of the physical space of the Dongguan facility to 1.85 million square feet. We do not, however, expect to complete the entire infrastructure or purchase all the equipment that will ultimately be required until our order flow warrants the additional capacity. We expect to incur an aggregate of approximately $3.0 million in capital expenses for expansion of the Dongguan facility in fiscal 2002, of which approximately $200,000 was committed as of September 30, 2001. For the purchase of machinery and equipment, we anticipate spending approximately $3.0 million in fiscal 2002, of which approximately $450,000 was committed during the 2002 interim period. Our aggregate capital expenditures during the 2002 and 2001 interim periods were approximately $1.5 million and $4.9 million, respectively. The decrease in capital expenditures over the interim periods is primarily due to the nearly completed expansion of the Dongguan manufacturing facility.

     We finance our operations and capital expenditures primarily by cash flows from operations, proceeds from our initial public offering and borrowings. As of September 30, 2001, we had bank credit facilities with an aggregate credit line of approximately $31.9 million, of which we had outstanding $330,000 in long-term debt (excluding the current portion) and $1.3 million in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all such indebtedness was approximately $214,000 as of September 30, 2001, of which $133,000 was for our revolving credit facility and $80,000 was for our term loan debt.

     Our revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $31.9 million as of September 30, 2001, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 4.4.% to 7.0% per annum as of September 30, 2001. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and was $133,333 in September 2001. Our outstanding borrowings vary according to our seasonal working capital requirements. As of September 30, 2001, the amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was $2.4 million as compared to $6.2 million as of September 30, 2000. This amount was lower at September 30, 2001 due to a decrease in our issuance of letters of credit to our vendors.

     As of September 30, 2001, our long term-debt consisted of five term loans with an aggregate outstanding amount of $1.6 million (including the current portion of long-term debt), of which approximately $1.6 million was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 6.25% to 9.75% and mature on various dates through the year 2004. All of such loans are payable in monthly installments which were approximately $80,000 as of September 30, 2001.

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     We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

     Inflation. During 2000 and the first six months of 2001, the rate of inflation in Hong Kong has ranged from approximately -4.5% to -0.9% per year (approximately -3.8% during 2000) and the average rate of inflation in China has ranged from approximately -1.2% to 1.5% per year (approximately -0.4% during 2000). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

     Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.

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